SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF nº 01.545.826/0001-07

NIRE nº 35.300.147.952

Publicly-held Company

Minutes of the Board of Directors’ Meeting held on November 1, 2017

I – DATE, TIME AND PLACE: On November 1, 2017, at 10:00 a.m., at the headquarters of Gafisa S.A. (“Company” or “Issuer”), located at Av. das Nações Unidas 8.501, 19º andar, in the City and State of São Paulo.

II –      Call Notice and Attendance: All members of the Board of Directors undersigned below attended the meeting, therefore, the instatement and approval of the quorum were verified.

III – Composition of the Board: Chairman: Odair Garcia Senra. Secretary: Janine Maria Corrêa Pupo.

IV – AGENDA: to approve and authorize: (i) the 11th Private Issue of Non-Convertible Unsecured Debentures, in Two Series of the Issuer, pursuant to the “Private Instrument of Indenture of the 11th Issue of Non-Convertible Unsecured Debentures, in Two Series, for Private Placement by Gafisa S.A.” (“Debentures Indenture”), in the total amount of R$120,000,000.00 (“Issue”), of which R$90,000,000.00 at the issue of the 1st Series (“1st Series Debentures”) and R$30,000,000.00, at the issue of the 2nd Series (“2nd Series Debentures”, when referred jointly with 1st Series Debentures, the “Debentures”) (“Issue of Debentures”); (ii) that the Company’s Executive Board carries out all the supplementary acts necessary to formalize the Issue of Debentures, especially the execution, on the Company’s behalf, of the Debentures Indenture and to contract the guarantees necessary to formalize the transaction and (iii) ratify the acts eventually already practiced by executive board and other Company’s legal representatives, in compliance with the resolutions above.

V – RESOLUTONS: After analyzing the matters and documents of the Agenda, the Board members unanimously resolved on the following, without reservations:

a)         To approve the Issue of the Company’s Debentures, which shall have the following characteristics:

(i)                     Allocation of Funds: The net proceeds raised by Issuer through the Issue of Debentures shall be used to build two (2) residential real estate projects: (a) the “Gafisa Square Ipiranga”, which has been developed in the real property registered under No. 224.818 at the 6th Real Estate Registry Office of São Paulo (the “Gafisa Square Ipiranga” Project); and (b) the “Like Aclimação”, which has been developed in the real property registered under No. 210.556 at the 6th Real Estate Registry Office of São Paulo;

(ii)                   Structured Operation: The 11th Issue of Debentures will serve as guarantee for the Real Estate Receivables Certificates– CRI to be issued by Habitasec Securitizadora S/A, headquartered at Avenida Brigadeiro Faria Lima, 2.894, 5º. andar, cj. 52, enrolled with the national corporate taxpayer’s registry (CNPJ/MF) No. 09.304.427/0001-58, through 96th Series of the 1st Issue of Real Estate Receivables Certificates of Habitasec Securitizadora S/A;

(iii)                 Guarantees: The 11th Issue of Debentures shall include the following guarantees: (a) 1st Series Debentures: (i) the fiduciary assignment of current and future credit rights deriving from the sale of units of “Gafisa Square Ipiranga” Project; (ii) the fiduciary sale on units currently not agreed for sale and those units agreed for sale, but to be purpose of dissolutions (“inventory” units) of “Gafisa Square Ipiranga” Project (“Fiduciary Sale”);and (iii) the contracting of performance bond to guarantee the construction of “Gafisa Square Ipiranga” is concluded; and (b) 2nd Series Debentures: the contracting of bank guarantee totaling R$30,000,000.00 for a nine-(9) month term, renewable if necessary, upon the Company’s discretion;

(iv)                 Total Amount of Issue: The Total Amount of Debentures Issue shall be one hundred and twenty million Reais (R$120,000,000.00);

(v)                   Quantity: One hundred and twenty thousand (120,000) Debentures shall be issued of which: (i) ninety thousand (90,000) 1st Series Debentures, totaling ninety million Reais (R$90,000,000.00), on the Date of Issue; and (ii) thirty thousand (30,000) 2nd Series Debentures, totaling thirty million Reais (R$ 30,000,000.00) on the Date of Issue;

(vi)                 Unit face value: The unit face value of Debentures shall be one thousand Reais (R$1,000.00) on the Date of Issue;

(vii)               Type: Debentures shall be unsecured and may be converted into security interest, to the extent in the 1st Series Debentures, if fiduciary sale is established, upon the occurrence of certain events described in the Debentures Indenture;

(viii)         Class and Convertibility: Simples debentures not convertible into shares;

(ix)                 Form of Debenture: Debentures shall be registered, without issuing certificates;

(x)                   Series: Issue shall take place in two series;

(xi)                 Date of Issue: For all legal purposes and effects of the Debentures Indenture, the date of issue of Debentures shall be November 1, 2017 (“Date of Issue”);

(xii)               Placement: The distribution of Debentures shall be private, without the intermediation or sales efforts from institutions composing the securities distribution system;

(xiii)             Debentures subscription and payment conditions: the Debentures not subscribed and unpaid within one hundred and eighty (180) days, as of the Date of Issue, shall be cancelled by the Company.

(xiv)             Monetary Restatement: Debentures shall not have their Unit Face Value restated;

(xv)               Remuneration: Debentures shall be entitled to a remuneration which will envisage compensatory interest rates, as of the first Date of Payment corresponding to one hundred percent (100%) of the accumulated variation of one-day DI- Interbank Deposit average daily rate, extra-group, as annual percentage on the basis of two hundred and fifty-two (252) Business Days, calculated and daily disclosed by B3/CETIP UTVM(B3) in its daily bulletin available at its Website (www.cetip.com.br) ("DI Rate"), plus a surcharge of five integers twenty-five hundredths percent (5.25%) p.a., basis of two hundred and fifty-two (252) Business Days ("Remuneration"). The Remuneration shall be calculated exponentially and cumulatively pro rata temporis per Business Days elapsed, incurring on the non-amortized Unit Face Value of Debentures from the first date of Debentures payment until the date of effective payment, pursuant to the formula described in the Debentures Indenture;

(xvi)             Payment of Remuneration: Without prejudice of payments due to redemption or early amortization of Debentures, pursuant to the Indenture, and/or the early maturity of obligations deriving from Debentures, the Remuneration shall be paid monthly and successively according to the dates to be defined in the Debentures Indenture (“Date of Remuneration Payment”), and the first payment shall be made in November 2017 until debt’s maturity;

(xvii)           Payment of Amortization: Except for the assumptions provided for in the Debentures Indenture, the Unit Face Value of 1st Series Debentures shall be amortized monthly, as per payment schedule submitted to the Board members at this meeting and duly approved. The 2nd Series Debentures shall be fully  amortized on the maturity date, unless in case of renewal or replacement of the Bank Guarantee, in this assumption, the 2nd Series Debentures amortization shall be feasible under the terms provided for in the Debentures Indenture;

(xviii)         Maturity Date: The 1st Series Debentures shall expire within eight hundred and forty-one (841) days as of the Date of Issue to mature on February 20, 2020 and 2nd Series Debentures shall expire within one thousand, one hundred and fifteen (1115) days as of the Date of Issue, to mature on November 20, 2020;

(xix)             Term of Debenture: The maximum term of Debentures shall be two (2) years and five (5) months, as of the Date of Issue; and

(xx)               Early Maturity, Redemption and Amortization of Debentures: The optional early redemption of 1st Series Debentures may occur at any moment, by means of payment of Unit Face Value balance plus (i) Remuneration, calculated pro rata temporis from the first Date of Payment or the last Date of Remuneration Payment; (ii) Default Charges, where applicable, and other charges due and unpaid until the date of effective redemption; and (iii) premium of (a) five percent (5.00%), if redemption occurs between the date of payment and October 31, 2018 (inclusive); or (ii) one integer and fifty hundredths percent (1.50%), if redemption occurs as of November 1, 2018 (inclusive). The optional early redemption of 2nd Series Debentures may occur at any time, from the ninth (9th) month after the Date of Payment of 2nd Series Debentures, by means of payment of Unit Face Value plus (i) Remuneration, calculated pro rata temporis from the first Date of Payment or the last Date of Remuneration Payment; (ii) Default Charges, where applicable, and other charges due and unpaid until the date of effective redemption, without any premium. The early maturity, assumptions of compulsory redemption and early amortization of Debentures shall occur as provided for in the Debentures Indenture, whose terms and conditions were submitted to the Board members at this meeting and duly approved; the draft of the Debentures Indenture shall remain filed in the records of this meeting.

VI – Closing: With no further matters to be discussed, these minutes were read, approved and signed by the Board members. Signatures: Odair Garcia Senra (Chairman), Janine Maria Corrêa Pupo (Secretary). Board members: Odair Garcia Senra, Cláudio José Carvalho de Andrade, Francisco Vidal Luna, Guilherme Affonso Ferreira, José Écio Pereira da Costa Júnior, Maurício Marcellini Pereira and Rodolpho Amboss.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

Janine Maria Corrêa Pupo
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 1, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer